UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14D-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

DURATA THERAPEUTICS, INC.

(Name of Subject Company)

DELAWARE MERGER SUB, INC.

(Offeror)

A Wholly Owned Subsidiary of

ACTAVIS W.C. HOLDING INC.

(Offeror)

An Indirect Wholly Owned Subsidiary of

ACTAVIS plc

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

26658A107

(CUSIP Number of Class of Securities)

A. Robert D. Bailey, Esq.

Chief Legal Officer and Corporate Secretary

Morris Corporate Center III

400 Interpace Parkway

Parsippany, NJ 07054

(862) 261-7000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Andrew L. Bab, Esq.

Debevoise & Plimpton LLP

919 Third Avenue

New York, NY 10022

(212) 909-6323

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$828,466,550.42	$96,267.81

*	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated as (i) 26,790,203 outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Durata Therapeutics, Inc. (“Durata”) multiplied by the sum of (x) the offer price of $23.00 per share and (y) the maximum aggregate contingent cash consideration payment of $5.00 per share, (ii) 3,216 Shares subject to unvested restricted stock units multiplied by the sum of (x) the offer price of $23.00 per share and (y) the maximum aggregate contingent cash consideration payment of $5.00 per share, and (iii) 4,062,867 Shares issuable pursuant to outstanding options with an exercise price less than the offer price of $23.00 per share, multiplied by $19.26, which is the (x) offer price of $23.00 per share minus (y) weighted average exercise price for such options of $8.74 per share plus (z) maximum aggregate contingent cash consideration payment of $5.00 per share. The calculation of the filing fee is based on information provided by Durata as of October 14, 2014.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2015, issued August 29, 2014, by multiplying the Transaction Valuation by 0.0001162.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the tender offer by Delaware Merger Sub, Inc., a Delaware corporation (“Purchaser”), a wholly owned subsidiary of Actavis W.C. Holding Inc., a Delaware corporation (“Parent”), and an indirect wholly owned subsidiary of Actavis plc, an Irish public limited company (“Actavis”), for all of the outstanding shares of common stock, par value $0.01 per share (“Shares”), of Durata Therapeutics, Inc., a Delaware corporation (“Durata”), at a price of (x) $23.00 per share, net to the seller in cash, without interest and less any applicable withholding taxes, plus (y) one contractual contingent value right per Share (each, a “CVR”), which represents the right to receive contingent payments of up to $5.00 in cash in the aggregate, if any, if certain specified milestones are achieved, upon the terms and subject to the conditions set forth in the offer to purchase dated October 17, 2014 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.” This Schedule TO is being filed on behalf of Purchaser, Parent and Actavis.

All the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 1.	Summary Term Sheet.

Regulation M-A Item 1001

The information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is incorporated herein by reference.

Item 2.	Subject Company Information.

Regulation M-A Item 1002

(a) Name and Address. The name, address, and telephone number of the subject company’s principal executive offices are as follows:

Durata Therapeutics, Inc.

500 West Monroe Street, Suite 3300

Chicago, Illinois 60661

(312) 219-7000

(b)-(c) Securities; Trading Market and Price. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

INTRODUCTION

THE TENDER OFFER — Section 6 (“Price Range of Shares; Dividends”)

Item 3.	Identity and Background of Filing Person.

Regulation M-A Item 1003

(a)-(c) Name and Address; Business and Background of Entities; and Business and Background of Natural Persons. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 8 (“Certain Information Concerning Parent and Purchaser”)

SCHEDULE I — Information Relating to Parent and Purchaser

Item 4.	Terms of the Transaction.

Regulation M-A Item 1004

(a) Material Terms. The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

(a) Transactions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Durata”)

i

(b) Significant Corporate Events. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Durata”)

THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Durata”)

Item 6.	Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

(a) Purposes. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Durata”)

(c) (1)-(7) Plans. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Durata”)

THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Durata”)

THE TENDER OFFER — Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER — Section 14 (“Dividends and Distributions”)

Item 7.	Source and Amount of Funds or Other Consideration.

Regulation M-A Item 1007

(a) Source of Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Durata”)

(b) Conditions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Durata”)

THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Durata”)

THE TENDER OFFER — Section 15 (“Conditions of the Offer”)

(d) Borrowed Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER — Section 15 (“Conditions of the Offer”)

Item 8.	Interest to Securities of the Subject Company.

Regulation M-A Item 1008

(a) Securities Ownership. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER — Section 8 (“Certain Information Concerning Parent and Purchaser”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Durata”)

SCHEDULE I — Information Relating to Parent and Purchaser

(b) Securities Transactions. None.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

(a) Solicitations or Recommendations. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 3 (“Procedures for Accepting the Offer and Tendering Shares”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Durata”)

THE TENDER OFFER — Section 18 (“Fees and Expenses”)

Item 10.	Financial Statements.

Regulation M-A Item 1010

(a) Financial Information. Not Applicable.

(b) Pro Forma Information. Not Applicable.

Item 11.	Additional Information.

Regulation M-A Item 1011

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Durata”)

THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Durata”)

THE TENDER OFFER — Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER — Section 16 (“Certain Legal Matters; Regulatory Approvals”)

(b) Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.

Regulation M-A Item 1016

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated October 17, 2014.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Joint Press Release issued by Actavis plc and Durata Therapeutics, Inc. on October 6, 2014 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Actavis plc with the Securities and Exchange Commission on October 6, 2014).

(a)(1)(G)	Memorandum to Employees of Actavis plc, distributed on October 6, 2014 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Actavis plc with the Securities and Exchange Commission on October 6, 2014).

(a)(1)(H)	Summary Advertisement as published in The Wall Street Journal on October 17, 2014.

(d)(1)	Agreement and Plan of Merger, dated as of October 5, 2014, by and among Delaware Merger Sub, Inc., Actavis W.C. Holding Inc. and Durata Pharmaceuticals, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Actavis plc with the Securities and Exchange Commission on October 8, 2014).

(d)(2)	Form of Contingent Value Rights Agreement (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Actavis plc with the Securities and Exchange Commission on October 8, 2014).

(d)(3)	Tender and Support Agreement, dated as of October 5, 2014, by and among Delaware Merger Sub, Inc., Actavis W.C. Holding Inc. and each of the persons set forth on Schedule A thereto (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Actavis plc with the Securities and Exchange Commission on October 8, 2014).

(g)	None.

(h)	None.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 17, 2014

ACTAVIS W.C. HOLDING INC.

By:	/s/ Sigurd C. Kirk
Name:	Sigurd C. Kirk
Title:	Senior Vice President,
Corporate Business Development & Integration

DELAWARE MERGER SUB, INC.

By:	/s/ A. Robert D. Bailey
Name:	A. Robert D. Bailey
Title:	Vice President

ACTAVIS plc

By:	/s/ A. Robert D. Bailey
Name:	A. Robert D. Bailey
Title:	Secretary and Chief Legal Officer

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EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated October 17, 2014.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Joint Press Release issued by Actavis plc and Durata Therapeutics, Inc. on October 6, 2014 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Actavis plc with the Securities and Exchange Commission on October 6, 2014).

(a)(1)(G)	Memorandum to Employees of Actavis plc, distributed on October 6, 2014 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Actavis plc with the Securities and Exchange Commission on October 6, 2014).

(a)(1)(H)	Summary Advertisement as published in The Wall Street Journal on October 17, 2014.

(d)(1)	Agreement and Plan of Merger, dated as of October 5, 2014, by and among Delaware Merger Sub, Inc., Actavis W.C. Holding Inc. and Durata Pharmaceuticals, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Actavis plc with the Securities and Exchange Commission on October 8, 2014).

(d)(2)	Form of Contingent Value Rights Agreement (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Actavis plc with the Securities and Exchange Commission on October 8, 2014).

(d)(3)	Tender and Support Agreement, dated as of October 5, 2014, by and among Delaware Merger Sub, Inc., Actavis W.C. Holding Inc. and each of the persons set forth on Schedule A thereto (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Actavis plc with the Securities and Exchange Commission on October 8, 2014).

(g)	None.

(h)	None.

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